VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Attention:	Ms. Anastasia Kaluzienski
Mr. Robert Littlepage

Re:	Gitlab Inc.
Form 10-K for the year ended January 31, 2024
Filed March 26, 2024
File No. 001-40895

Dear Anastasia Kaluzienski and Robert Littlepage:

We have received your letter on behalf of our client, Gitlab Inc. (the “Company”), dated November 25, 2024 (the “Staff Comment Letter”), conveying comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings. On December 20, 2024 you granted the Company with an extension of time to submit this response to the Staff Comment Letter until January 15, 2025.

1.We note your disclosure regarding the bilateral advance pricing agreement negotiations with the IRS and DTA. In anticipation of the agreements, you recorded $ 254.9 million of net tax expense in the year ended January 31, 2024. With a view towards expanded disclosure, please explain to us in detail the facts and circumstances that resulted in the recognition of the charge in fiscal 2024 and the basis for your accounting, referencing the supporting accounting literature. Please address:
•the details of the Company’s transfer pricing arrangements;
•the nature of your negotiations including what is being asserted by the IRS and the DTA relating to the Company’s transfer pricing arrangements;
•why you did not recognize a liability for unrecognized tax benefits in an earlier period including your assessment of the technical merits of your tax position; and
•how the technical merits of your position changed in fiscal 2024.

United States Securities and Exchange Commission
Division of Corporate Finance
January 7, 2025

As you noted in the Staff Comment Letter, in the Company’s Form 10-K filing for the fiscal year ended January 31, 2024, we disclosed in Note 13, Income Taxes, that the Company recorded $254.9 million of net tax expense to reflect a framework jointly contemplated between the United States and the Netherlands transfer pricing authorities (“US Competent Authority,” “Dutch Competent Authority,” respectively, and “Competent Authorities,” collectively). The framework was in response to the Company’s application for a Bilateral Advanced Pricing Agreement (“BAPA”) between and among the Company and GitLab B.V. (“B.V.”), the Internal Revenue Service (the “IRS”), and the Ministry of Finance and Tax and Customs Administration of the Netherlands (“MFTCA” or “DTA”) pursuant to the Convention Between the Kingdom of the Netherlands and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (1992), as amended (the “Treaty”). The BAPA application covered intercompany transactions between and among the Company and B.V., including the transfer of the economic rights to all intellectual property rights owned or purported to be owned by B.V. on the effective date of the transfer (the “GitLab intellectual property”).

As a matter of administrative rules relating to the Treaty, the BAPA is executed between the Competent Authorities and is not shared with nor binding on the Company. The BAPA serves as the foundation for the unilateral Advanced Pricing Agreement between the IRS and the Company (“USUAPA”), and for the unilateral Advanced Pricing Agreement between the DTA and B.V. (“DUAPA”). Once executed by the Company, the USUAPA and DUAPA become binding on the Company. The BAPA framework was conceptualized between the Competent Authorities at their annual joint conference on September 25 - 28, 2023. At the conclusion of the annual joint conference on September 28, 2023, the Company was advised by phone from the US Competent Authority of the framework concept and asked if the Company was interested in formal agreements based on the framework. It was at this time, 12 months prior to the execution of the USUAPA and DUAPA, that the Company recorded an unrecognized tax benefit.

Between October 2023, and through the execution of the BAPA, the Company engaged in a number of conversations and correspondences with the Competent Authorities in order to seek clarifications on various questions and other matters. The BAPA was executed between the Competent Authorities in September 2024. The USUAPA was executed on October 10, 2024 and the DUAPA was executed on October 22, 2024.

Details of the Company’s Transfer Pricing Arrangements Prior to the Executed BAPA

Prior to the BAPA, B.V. was the sole owner of the worldwide economic rights of the GitLab intellectual property. All other entities in the GitLab worldwide group (i.e., the Company and the Company’s direct and indirect wholly-owned subsidiaries (“Affiliates”)) were service providers to B.V. in the following roles:

1.Research and Development (“R&D”) services; and
2.Sales and Marketing (“SM”) or low-risk software distribution (“SD”) services

United States Securities and Exchange Commission
Division of Corporate Finance
January 7, 2025

Below is a description of each role.

Research and Development Services

R&D services were compensated at cost-plus and the service provider retained no intellectual property rights in the GitLab intellectual property.

Sales and Marketing Services

SM services were compensated at cost-plus. The service provider did not enter into sales contracts in their own name.

Low-Risk Software Distribution Services

SD services were compensated by allowing the distributor to retain an operating profit margin which was commensurate with the risk. These distributors retained no territorial rights and were not responsible for any credit losses.

Owner of the Economic Rights to GitLab Intellectual Property

B.V. was the owner of the economic rights in the GitLab intellectual property. As such, B.V. was responsible for funding all expenses incurred by its affiliates that were related to the GitLab intellectual property. The OECD Model Tax Convention defines economic ownership of intellectual property as “the equivalent of ownership for income tax purposes by a separate enterprise, with the attendant benefits and burdens (e.g. the right to the royalties attributable to the ownership of the right or property, the right to any available depreciation and the potential exposure to gains or losses from the appreciation or depreciation of that right or property).”1 As the economic owner, B.V. bore all risks associated with such ownership, and was also the ultimate beneficiary for any rewards of ownership. GitLab considered B.V as the only entity having economic ownership in its corporate structure.

The Nature of Our Negotiations Including What is Being Asserted by the IRS and the DTA Relating to the Company’s Transfer Pricing Arrangements

The negotiations between the IRS and the DTA were prompted by our nonbinding BAPA application which was filed on March 31, 2022. In the BAPA application, we requested that the Competent Authorities develop a framework to address which entity in the GitLab structure should have economic ownership of the GitLab intellectual property based on the promulgation of the Development, Enhancement, Maintenance, Protection and Exploitation (“DEMPE”) of intangibles concept by the Organization of Economic Cooperation and Development (“OECD”).

1 OECD Model Treaty Commentaries, Articles 1-21 (2017), Comment 21.1 to Article 12 concerning the taxation of royalties.

United States Securities and Exchange Commission
Division of Corporate Finance
January 7, 2025

The OECD developed DEMPE in the OECD's Base Erosion and Profit Shifting (“BEPS”) projects from 2015 to 2017.

The Company proactively engaged in a BAPA so that the U.S. and Dutch Competent Authorities could jointly agree on:

1.The preponderance of the DEMPE functions;
2.The date on which the preponderance of functions changed from the Netherlands to the U.S.;
3.The valuation of the economic rights to the GitLab intellectual property as of such date;
4.Whether the subjectivity of the DEMPE functions should result in an alternative structure; and
5.The arm’s-length pricing on the historic and going forward R&D, S&M, and SD services.

Per Treaty protocols, neither Competent Authority articulated to the Company their position with respect to the questions outlined in the BAPA prior to the communication on September 28, 2023 of the framework concept, resulting from the bilateral negotiations between the Competent Authorities. During BAPA negotiations, the Competent Authorities are unrestricted in their application of types and effective dates of economic concepts and models. It was during the period between the filing of the BAPA application and the introduction by the Competent Authorities to the Company of a framework that the Company did not have guidance regarding the options or effective dates considered by the Competent Authorities. Without this guidance, the Company could not reasonably scope the parameters where it could determine a range of outcomes to quantify an unrecognized tax benefit. We discuss the results of the BAPA in the following section.

Why you did not recognize a liability for unrecognized tax benefits in an earlier period including your assessment of the technical merits of your tax position.

The result of the BAPA was that the Competent Authorities agreed that economic ownership in the GitLab intellectual property was effectively transferred from B.V. to the Company on December 31, 2018. Based on this, we recognized a tax liability for the incremental tax due to the DTA related to the value of the GitLab intellectual property transferred on December 31, 2018. Furthermore, the Company, as the economic owner of the GitLab intellectual property, had to account for the tax due on any intercompany R&D, SM and SD service charges made by B.V. to the Company and any Affiliates starting January 1, 2019, and recorded deferred tax assets relating to the acquisition of the GitLab intellectual property. The tax position prior to the BAPA met the more-likely-than-not threshold from 2018 to 2024. The amount indicated in the BAPA was solely based on the negotiations between the two Competent Authorities. Under the BAPA, the agreed upon nonbinding framework was presented to the Company including the type of economic ownership transfer, the date of the transfer, and the value of the economic ownership on the transfer date. The framework provided the Company with the ability to calculate and recognize an unrecognized tax benefit for what it thought could be the ultimate result of potential binding agreements (ultimately the USUAPA and DUAPA).

United States Securities and Exchange Commission
Division of Corporate Finance
January 7, 2025

During the period between March 31, 2022 (the filing date of the BAPA application) and September 28, 2023, information document requests by any one Competent Authority were shared with the other Competent Authority. None of the information document requests, by either Competent Authority, provided us with an indication of the positions which either Competent Authority would assert in their bilateral negotiations; as a result, we did not achieve certainty at this stage in the BAPA process which would have allowed us to reduce the number or combination of variables mentioned above in this section.

At the conclusion of the annual joint conference on September 28, 2023, the Company was verbally advised by the US Competent Authority of the framework concept and asked if the Company was interested in formal agreements based on the framework. The verbal advice was non-binding to the Company. The Company could either accept the framework, continue its filing position with B.V. as economic owner, or choose alternative venues such as the tax courts or Mutual Agreement Procedures available under the Treaty. The Company evaluated the framework relative to the other alternatives mentioned above and chose to continue the path of pursuing the framework. At this time, because it was anticipated that that the Company would likely agree to the framework which was presented to it, the Company accrued for estimated tax liabilities resulting from the framework under the construct of ASC 740.10, Unrecognized Tax Benefits.

How the technical merits of your position changed in fiscal 2024

As mentioned above, the Company received the framework concept guidance by the Competent Authorities on September 28, 2023. With this guidance, the Company obtained parameters where it could feasibly determine a range of outcomes and was then able to determine that it was more-likely-than-not to accept the framework as proposed and thus recorded the unrecognized tax benefit. The SEC should note that the negotiated date of transfer, December 31, 2018, did not correspond with a corporate event or change in DEMPE functions which would have triggered the change in economic ownership; this is evidence that the transfer date was solely the result of the negotiation between the Competent Authorities.

Conclusion

We welcome your comments and agree that our intent was to be transparent to the reader of the Company’s Form 10-K for the fiscal year ended January 31, 2024 regarding an uncertain tax environment and our unrecognized tax benefits. Based on the events and the information set forth above, we believe we provided appropriate and timely transparency regarding the unrecognized tax position relating to the tax jurisdiction associated with the economic ownership of the GitLab intellectual property.

United States Securities and Exchange Commission
Division of Corporate Finance
January 7, 2025

Should the Staff have additional questions regarding the foregoing, please do not hesitate to contact me at (206) 389-4533.

Sincerely:
/s/ Ryan Mitteness

Ryan Mitteness
Partner
Fenwick & West LLP

CC:	Brian Robins
Robin Schulman
James Gladen
Rashmi Chachra
Gitlab Inc.